Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet QUICK EASY IMMEDIATE 24 Hours a Day, 7 Days a Week or by Mail GENIUS SPORTS LIMITED Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 5, 2023. INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend: https://www.cstproxy.com/geniussports/2023 MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 6, 2023 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints David Levy and Thomas Russell, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on October 27, 2023 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at the offices of Kirkland & Ellis LLP at 601 Lexington Avenue, New York, New York 10022 and virtually at: https://www.cstproxy.com/geniussports/2023 on December 6, 2023 at 8:00 a.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 6, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2023 Proxy Statement and the 2023 Annual Report to Shareholders are available at: https://www.cstproxy.com/geniussports/2023 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS. Please mark your votes like this 1. an ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2022 be received and approved; FOR AGAINST ABSTAIN 2. an ordinary resolution seeking approval of the re-appointment of David Levy as a Class II Director of the Company for a term of three years that expires at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier; FOR AGAINST ABSTAIN 3. an ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the U.S. Securities and Exchange Commission (“SEC”) from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2023; FOR AGAINST ABSTAIN 4. an ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company; FOR AGAINST ABSTAIN 5. an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor; FOR AGAINST ABSTAIN 6. an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”), subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: FOR AGAINST ABSTAIN a. the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2024 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.” CONTROL NUMBER Signature Signature, if held jointly Date , 2023 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.